Page 1 of 18 Pages


                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 34)*

                        INDEPENDENCE HOLDING COMPANY
                        ----------------------------
                              (Name of Issuer)

                   Common Stock, par value $0.01 per share
                   ---------------------------------------
                       (Title of Class of Securities)

                                 453440 30 7
                               --------------
                               (Cusip Number)

                               David T. Kettig
                           96 Cummings Point Road
                     Stamford, CT 06902  (203)  358-8000
              -------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 31, 1996
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b) (3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [ ]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                      Page 2 of 18 Pages

1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      GENEVE HOLDINGS, INC.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [X ]
                                                      (b) [  ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      NOT APPLICABLE

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

NUMBER                  7. SOLE VOTING POWER
OF SHARES                        0       SHARES
BENEFICIALLY                ---------
OWNED BY EACH           8. SHARED VOTING POWER
REPORTING                   4,005,406    SHARES
PERSON WITH                 ---------
                        9. SOLE DISPOSITIVE POWER
                                 0       SHARES
                            ---------
                        10.SHARED DISPOSITIVE POWER
                            4,005,406    SHARES
                            ---------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,005,406 shares ( a portion of which are also reported as beneficially owned by Southern Investors Corp. ("SIC"), Southern Mortgage Holding Corporation ("SMHC"), Geneve Securities Holding Corp. ("GSHC") and Geneve Securities Portfolio Corp. ("GSPC").

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                      [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      53.9%

14.   TYPE OF REPORTING PERSON*

      CO

*SEE INSTRUCTIONS

                                                      Page 3 of 18 Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SOUTHERN MORTGAGE HOLDING CORPORATION

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [ X ]
                                                      (b) [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      NOT APPLICABLE

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

NUMBER                  7. SOLE VOTING POWER
OF SHARES                        0      SHARES
BENEFICIALLY                 ---------
OWNED BY EACH           8. SHARED VOTING POWER
REPORTING                    1,836,533  SHARES
PERSON WITH                  ---------
                        9. SOLE DISPOSITIVE POWER
                                0       SHARES
                             ---------
                        10.SHARED DISPOSITIVE POWER
                             1,836,533  SHARES
                             ---------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,836,533 SHARES (ALL OR A PORTION OF WHICH SHARES ARE ALSO
      REPORTED AS BENEFICIALLY OWNED BY GHI, GSH AND GSP).

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                      [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      24.7%

14.   TYPE OF REPORTING PERSON*
      CO

*SEE INSTRUCTIONS

                                                       Page 4 of 18 Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GENEVE SECURITIES HOLDING CORP.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [ X ]
                                                      (b) [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      NOT APPLICABLE

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

NUMBER                  7. SOLE VOTING POWER
OF SHARES                        0     SHARES
BENEFICIALLY                  -------
OWNED BY EACH           8. SHARED VOTING POWER
REPORTING                     782,894  SHARES
PERSON WITH                   -------
                        9. SOLE DISPOSITIVE POWER
                                 0     SHARES
                              -------
                        10.SHARED DISPOSITIVE POWER
                              782,894  SHARES
                              -------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 782,894 SHARES ALL OF WHICH SHARES ARE ALSO REPORTED AS
      BENEFICIALLY OWNED BY GHI AND SMHC).

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                      [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.5%

14.   TYPE OF REPORTING PERSON*
      CO


*SEE INSTRUCTIONS

                                                       Page 5 of 18 Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GENEVE SECURITIES PORTFOLIO CORP.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [ X ]
                                                      (b) [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      NOT APPLICABLE

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

NUMBER                  7. SOLE VOTING POWER
OF SHARES                        0     SHARES
BENEFICIALLY                  -------
OWNED BY EACH           8. SHARED VOTING POWER
REPORTING                     868,859  SHARES
PERSON WITH                   -------
                        9. SOLE DISPOSITIVE POWER
                                0       SHARES
                              -------
                        10.SHARED DISPOSITIVE POWER
                              868,859   SHARES
                              -------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 868,859 SHARES (ALL OF WHICH SHARES ARE ALSO REPORTED AS
      BENEFICIALLY OWNED BY GHI AND SMHC).

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                      [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.7%

14.   TYPE OF REPORTING PERSON*
      CO

*SEE INSTRUCTIONS

                                                       Page 6 of 18 Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SOUTHERN INVESTORS CORP.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [ X ]
                                                      (b) [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      NOT APPLICABLE

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

NUMBER                  7. SOLE VOTING POWER
OF SHARES                        0     SHARES
BENEFICIALLY                ---------
OWNED BY EACH           8. SHARED VOTING POWER
REPORTING                   2,168,873   SHARES
PERSON WITH                 ---------
                        9. SOLE DISPOSITIVE POWER
                                0       SHARES
                            ---------
                        10.SHARED DISPOSITIVE POWER
                            2,168,873   SHARES
                            ---------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,873 SHARES (ALL OF WHICH SHARES ARE ALSO REPORTED AS
      BENEFICIALLY OWNED BY GHI).

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                      [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      29.2%

14.   TYPE OF REPORTING PERSON*
      CO

*SEE INSTRUCTIONS

                                                       Page 7 of 18 Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FIRST INTERNATIONAL REINSURANCE COMPANY, INC.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [ X ]
                                                      (b) [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      NOT APPLICABLE

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      ALABAMA

NUMBER                  7. SOLE VOTING POWER
OF SHARES                     87,500   SHARES
BENEFICIALLY                  ------
OWNED BY EACH           8. SHARED VOTING POWER
REPORTING                        0     SHARES
PERSON WITH                   ------
                        9. SOLE DISPOSITIVE POWER
                              87,500    SHARES
                              ------
                        10.SHARED DISPOSITIVE POWER
                                 0      SHARES
                              ------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      87,500 SHARES

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                      [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.2%

14.   TYPE OF REPORTING PERSON*
      IC

*SEE INSTRUCTIONS

                                                       Page 8 of 18 Pages

                     AMENDMENT NO. 34 TO SCHEDULE 13D -

                         INDPENDENCE HOLDING COMPANY
                         ---------------------------

      The undersigned hereby supplement and amend the Schedule 13D dated February 8, 1980, as amended (the "Statement"), filed in connection with the Common Stock, par value $1.00 per share ("Common Stock"), of Independence Holding Company ("IHC"), a Delaware corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 2.     Identity and Background.
            -----------------------
      Item 2 of the Statement is hereby amended in its entirety to read as follows:

      "This Statement is being filed by a group consisting of the following entities: Geneve Holdings, Inc., a Delaware corporation ("GHI"), with principal offices at 96 Cummings Point Road, Stamford, Connecticut 06902; Southern Mortgage Holding Corporation, a Delaware corporation ("SMHC") with principal offices at 96 Cummings Point Road, Stamford, Connecticut 06902; Geneve Securities Holding Corp., a Delaware corporation ("GSHC"), with principal offices at 96 Cummings Point Road, Stamford, Connecticut 06902; Geneve Securities Portfolio Corp., a Delaware corporation ("GSPC") with principal offices at 96 Cummings Point Road, Stamford, Connecticut 06902; Southern Investors Corp., a Delaware corporation ("SIC"), with principal offices at 96 Cummings Point Road, Stamford, Connecticut 06902; and First International Reinsurance Company, Inc., an Alabama corporation ("FIRC"), with principal offices at 2101 Highland Avenue, Birmingham, Alabama 34205 (collectively, the "Purchasers").

      GSHC and GSPC are corporations engaged in holding investments. GSHC and GSPC are subsidiaries of SMHC. SIC and SMHC are corporations engaged in holding investments. FIRC is a property and casualty reinsurance company. SIC, SMHC and FIRC are all indirect subsidiaries of GHI. GHI is a financial services holding company. By virtue of his direct or indirect holdings of capital stoack of GHI, Mr. Edward Netter may be deemed to be the controlling person thereof and therefore the controlling person of the other Purchasers.

      The (i) name, (ii) residence or business address, (iii) present principal occupation or employment, and (iv) name, principal business and address of any corporation or other organization in which such employment is conducted (except to the extent such principal business and address is set forth in this
Item 2), of each executive officer and director of each of the Purchasers are set forth in Exhibit A and are incorporated herein by reference. All such persons are United States citizens.

                                                      Page 9 of 18 Pages

      During the last five years, none of GHI, SMHC, GSHC and GSPC, SIC and FIRC or any or their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, none of such corporations or their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws."

Item 4.     Purpose of Transaction.
            ----------------------
      Item 4 of the Statement is hereby amended in its entirety to read as follows:

      "The Purchasers own 55.07% of the outstanding shares of Common Stock as of the date of the most recently available information to the Purchasers. The senior officers of the Company are comprised of the senior officers of Geneve Corporation who have full management authority over all sectors of the Company.

      Although the Purchasers are filing this Amendment as a "group" for purposes of the Federal securities laws, each Purchaser acted independently in determining to make its investment in the Common Stock and none has any commitment to act in concert regarding the Common Stock.

      The Purchasers intend to actively review their investment in the Company and to explore and make suggestions as to the Company's assets and business. The Purchasers reserve the right to acquire additional shares of the Common Stock as well as to dispose of any or all of the shares owned by any or all of them at any time or from time to time and at prices determined by them and otherwise to change their intention with respect to any or all matters referred to in this Item 4.

      Except as otherwise described above, the Purchasers have no plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the business or

                                                      Page 10 of 18 Pages

corporate structure of the Company; (vii) any changes in the charter or by-laws of the Company or any instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above."

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------
      Item 5 of the Statement is hereby amended in its entirety to read as follows:

      "GHI is the beneficial owner of and shares the power to vote and dispose of 4,005,406 shares of Common Stock, constituting 53.9% of the outstanding shares of Common Stock. As noted in Item 2 hereof, Mr. Edward Netter may be deemed to be the controlling person of GHI.

      SMHC is the beneficial owner of and shares the power to vote and dispose of 1,836,533 shares of Common Stock, constituting
24.7% of the outstanding shares of Common Stock.

      GSHC is the beneficial owner and shares the power to vote and dispose of 782,894 shares of Common Stock, constituting 10.5% of the outstanding shares of Common Stock.

      GSPC is the beneficial owner and shares the power to vote and dispose of 868,859 shares of Common Stock, constituting 11.7% of the outstanding shares of Common Stock.

      SIC is the beneficial owner and shares the power to vote and dispose of 2,168,873 shares of Common Stock, constituting 29.2% of the outstanding shares of Common Stock.

      FIRC is the beneficial owner of and has the sole power to vote and dispose of 87,500 shares of Common Stock, constituting
1.2% of the outstanding shares of Common Stock.

      Mr. Steven B. Lapin, a director and/or officer of certain of the Purchasers (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 500 shares of Common Stock, constituting less than .01% of the outstanding shares of Common Stock.

      Mr. Roy T.K. Thung, a director and/or officer of certain of the Purchasers (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 1,250 shares of

                                                      Page 11 of 18 Pages

Common Stock, constituting less than .02% of the outstanding shares of Common Stock.

      Mr. David T. Kettig, an officer of certain of the Purchasers (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 500 shares of Common Stock, constituting less than .01% of the outstanding shares of Common Stock. Mr. Kettig acquired his shares of Common Stock in an open-market transaction on November 18, 1996 for $7-7/8 per share.

      Mr. James G. Tatum, a director of FIRC, was the beneficial owner of and has the sole power to vote and dispose of 2,786 shares of Common Stock, constituting less than .03% of the outstanding shares of Common Stock.

      To the best of their knowledge, except as described herein, none of the Purchasers or any of their officers and directors beneficially owns any Common Stock. In addition, except as described herein, none of the Purchasers or any of their officers or directors has effected any transaction in any Common Stock during the sixty-day period ended on the December 31, 1996.

      Each of the Purchasers acts independently in respect of Common Stock as to which it has voting and/or investment power."

Item 7.     Material to be Filed as Exhibits.
            --------------------------------
            Officers and Directors of Purchasers.

                                                       Page 12 of 18 Pages

Signature
---------
      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                    GENEVE HOLDINGS, INC.


                                    By: /s/ David T. Kettig
                                        --------------------------
                                        David T. Kettig, Secretary

                                    SOUTHERN MORTGAGE HOLDING
                                     CORPORATION


                                    By: /s/ David T. Kettig
                                        --------------------------
                                        David T. Kettig, Secretary

                                    GENEVE SECURITIES HOLDING CORP.


                                    By: /s/ David T. Kettig
                                        --------------------------
                                        David T. Kettig, Secretary

                                    GENEVE SECURITIES PORTFOLIO CORP.


                                    By: /s/ David T. Kettig
                                        --------------------------
                                        David T. Kettig, Secretary

                                    SOUTHERN INVESTORS CORP.


                                    By: /s/ David T. Kettig
                                        --------------------------
                                        David T. Kettig, Secretary

                                    FIRST INTERNATIONAL REINSURANCE
                                     COMPANY, INC.


                                    By: /s/ David T. Kettig
                                        --------------------------
                                        David T. Kettig, Secretary




January 6, 1997

                                                      PAGE 13 OF 18 PAGES



                                 EXHIBIT A


                            GENEVE HOLDINGS, INC.
                            ---------------------

                                                      Present Principal
   Name and             Business Address or             Occupation or
Position Held            Residence Address                Employment
----------------        ----------------------        --------------------

Edward Netter           96 Cummings Point Road        Chairman and Chief
Chairman of the         Stamford, CT 06902            Executive Officer of
Board, President                                      Independence
and Director                                          Holding Company

Steven B. Lapin         96 Cummings Point Road        President and Chief
Vice President          Stamford, CT 06902            Operating Officer of
and Assistant                                         Independence
Secretary                                             Holding Company

Roy T.K. Thung          96 Cummings Point Road        Executive Vice
Vice President          Stamford, CT 06902            President, Chief
and Treasurer                                         Financial Officer
                                                      and Treasurer of
                                                      Independence
                                                      Holding Company

William J. Petersen     96 Cummings Point Road        Vice President -
Vice President -        Stamford, CT 06902            Finance of
Finance                                               Geneve Corporation

Brian R. Schlier        96 Cummings Point Road        Vice President -
Director of             Stamford, CT 06902            Taxation of
Taxation                                              Independence
                                                      Holding Company

David T. Kettig         96 Cummings Point Road        Vice President -
Secretary               Stamford, CT 06902            Legal and Secretary
                                                      of Independence
                                                      Holding Company

                                                        PAGE 14 OF 18 PAGES


                       GENEVE SECURITIES HOLDING CORP.
                       -------------------------------

                                                      Present Principal
   Name and             Business Address or             Occupation or
Position Held            Residence Address                Employment
----------------        ----------------------        --------------------

Edward Netter           96 Cummings Point Road        Chairman and Chief
Chairman of the         Stamford, CT 06902            Executive Officer of
Board, President                                      Independence
and Director                                          Holding Company

Steven B. Lapin         96 Cummings Point Road        President and Chief
Vice President,         Stamford, CT 06902            Operating Officer of
Assistant                                             Independence
Secretary                                             Holding Company
and Director

Roy T.K. Thung          96 Cummings Point Road        Executive Vice
Vice President,         Stamford, CT 06902            President, Chief
Treasurer                                             Financial Officer
and Director                                          and Treasurer of
                                                      Independence
                                                      Holding Company

William J. Petersen     96 Cummings Point Road        Vice President -
Vice President -        Stamford, CT 06902            Finance of
Finance                                               Geneve Corporation

Brian R. Schlier        96 Cummings Point Road        Vice President -
Director of             Stamford, CT 06902            Taxation of
Taxation                                              Independence
                                                      Holding Company

David T. Kettig         96 Cummings Point Road        Vice President -
Secretary               Stamford, CT 06902            Legal and Secretary
                                                      of Independence
                                                      Holding Company

                                                       PAGE 15 OF 18 PAGES


                      GENEVE SECURITIES PORTFOLIO CORP.
                      ---------------------------------

                                                      Present Principal
   Name and             Business Address or             Occupation or
Position Held            Residence Address                Employment
----------------        ----------------------        --------------------

Edward Netter           96 Cummings Point Road        Chairman and Chief
Chairman of the         Stamford, CT 06902            Executive Officer of
Board, President                                      Independence
and Director                                          Holding Company

Steven B. Lapin         96 Cummings Point Road        President and Chief
Vice President,         Stamford, CT 06902            Operating Officer of
Assistant                                             Independence
Secretary                                             Holding Company
and Director

Roy T.K. Thung          96 Cummings Point Road        Executive Vice
Vice President,         Stamford, CT 06902            President, Chief
Treasurer                                             Financial Officer
and Director                                          and Treasurer of
                                                      Independence
                                                      Holding Company

William J. Petersen     96 Cummings Point Road        Vice President -
Vice President -        Stamford, CT 06902            Finance of
Finance                                               Geneve Corporation

Brian R. Schlier        96 Cummings Point Road        Vice President -
Director of             Stamford, CT 06902            Taxation of
Taxation                                              Independence
                                                      Holding Company

David T. Kettig         96 Cummings Point Road        Vice President -
Secretary               Stamford, CT 06902            Legal and Secretary
                                                      of Independence
                                                      Holding Company

                                                       PAGE 16 OF 18 PAGES


                FIRST INTERNATIONAL REINSURANCE COMPANY, INC.
                ---------------------------------------------

                                                      Present Principal
   Name and             Business Address or             Occupation or
Position Held            Residence Address                Employment
----------------        ----------------------        --------------------
Edward Netter           96 Cummings Point Road        Chairman and Chief
Chairman of the         Stamford, CT 06902            Executive Officer of
Board, President                                      Independence
and Director                                          Holding Company

Steven B. Lapin         96 Cummings Point Road        President and Chief
Vice President          Stamford, CT 06902            Operating Officer of
                                                      Independence
                                                      Holding Company

James G. Tatum          2101 Highland Avenue          Registered investment
Director                Birmingham, AL 35205          advisor

Roy T.K. Thung          96 Cummings Point Road        Executive Vice
Vice President,         Stamford, CT 06902            President, Chief
Chief Financial                                       Financial Officer
Officer                                               and Treasurer of
and Director                                          Independence
                                                      Holding Company

William J. Petersen     96 Cummings Point Road        Vice President -
Vice President -        Stamford, CT 06902            Finance of
Finance                                               Geneve Corporation

Brian R. Schlier        96 Cummings Point Road        Vice President -
Director of             Stamford, CT 06902            Taxation of
Taxation                                              Independence
                                                      Holding Company

David T. Kettig         96 Cummings Point Road        Vice President -
Secretary               Stamford, CT 06902            Legal and Secretary
                                                      of Independence
                                                      Holding Company

                                                       PAGE 17 OF 18 PAGES


                          SOUTHERN INVESTORS CORP.
                          ------------------------
                                                      Present Principal
   Name and             Business Address or             Occupation or
Position Held            Residence Address                Employment
----------------        ----------------------        --------------------
Edward Netter           96 Cummings Point Road        Chairman and Chief
Chairman of the         Stamford, CT 06902            Executive Officer of
Board, President                                      Independence
and Director                                          Holding Company

Steven B. Lapin         96 Cummings Point Road        President and Chief
Vice President          Stamford, CT 06902            Operating Officer of
and Director                                          Independence
                                                      Holding Company

Roy T.K. Thung          96 Cummings Point Road        Executive Vice
Vice President,         Stamford, CT 06902            President, Chief
Treasurer and                                         Financial Officer
Director                                              and Treasurer of
                                                      Independence
                                                      Holding Company

William J. Petersen     96 Cummings Point Road        Vice President -
Vice President -        Stamford, CT 06902            Finance of
Finance                                               Geneve Corporation

Brian R. Schlier        96 Cummings Point Road        Vice President -
Director of             Stamford, CT 06902            Taxation of
Taxation                                              Independence
                                                      Holding Company

David T. Kettig         96 Cummings Point Road        Vice President -
Secretary               Stamford, CT 06902            Legal and Secretary
                                                      of Independence
                                                      Holding Company

                                                       PAGE 18 OF 18 PAGES


                    SOUTHERN MORTGAGE HOLDING CORPORATION
                    -------------------------------------
                                                      Present Principal
   Name and             Business Address or             Occupation or
Position Held            Residence Address                Employment
----------------        ----------------------        --------------------

Edward Netter           96 Cummings Point Road        Chairman and Chief
Chairman of the         Stamford, CT 06902            Executive Officer of
Board, President                                      Independence
and Director                                          Holding Company

Steven B. Lapin         96 Cummings Point Road        President and Chief
Vice President          Stamford, CT 06902            Operating Officer of
and Director                                          Independence
                                                      Holding Company

Roy T.K. Thung          96 Cummings Point Road        Executive Vice
Vice President,         Stamford, CT 06902            President, Chief
Treasurer and                                         Financial Officer
Director                                              and Treasurer of
                                                      Independence
                                                      Holding Company

William J. Petersen     96 Cummings Point Road        Vice President -
Vice President -        Stamford, CT 06902            Finance of
Finance                                               Geneve Corporation

Brian R. Schlier        96 Cummings Point Road        Vice President -
Director of             Stamford, CT 06902            Taxation of
Taxation                                              Independence
                                                      Holding Company

David T. Kettig         96 Cummings Point Road        Vice President -
Secretary               Stamford, CT 06902            Legal and Secretary
                                                      of Independence
                                                      Holding Company